Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund reports on recommendation of Special Advisory Committee REJECTING an arrangement proposed by 1891868 Alberta Ltd. which would fundamentally alter the business of Central Fund

CALGARY, Alberta, (June 13, 2017) On March 9, 2017, Central Fund of Canada Limited (the “Corporation” or “Central Fund”) (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE MKT:CEF), established in 1961, announced that it had received an application (the “Application”) filed in the Court of Queen’s Bench of Alberta (the “Court”) by 1891868 Alberta Ltd. (“SAM Alberta”), for an order approving a proposed arrangement pursuant to section 193 of the Alberta Business Corporations Act (the “Proposed Arrangement”). The Proposed Arrangement involves Central Fund, its shareholders and Sprott Physical Gold and Silver Trust, a trust to be newly formed and managed by Sprott Asset Management LP (“SAM”), a wholly owned subsidiary of Sprott Inc. (TSX:SII). SAM Alberta, a wholly-owned subsidiary of SAM, purports to hold 1,586,000 Class A non-voting shares (“Class A Shares”) of Central Fund, being 0.6% of the Class A shares.

If the Application is successful, it could result in the shareholders of Central Fund, including holders of its Common voting shares and Class A non-voting shares, being asked to vote on the Proposed Arrangement which, if approved, would result in such shareholders having their shares exchanged for trust units of the newly formed Trust. The hearing of the initial application by the Court has been scheduled for September  7 and 8, 2017, at which time the Court will determine if a shareholder meeting of Central Fund will need to be held to consider the Proposed Arrangement and whether each class of shares of the Corporation will be entitled to vote as a separate class on the Proposed Arrangement or, as proposed by SAM Alberta, together as one class. Voting as a single class would effectively eliminate the rights of the Common shareholders in connection with the Proposed Arrangement and conflict with the Articles of the Corporation. Also, if it were allowed by the Court, such a shareholder meeting could only be conducted at significant cost to shareholders.

The Board of Directors of Central Fund (the “Board”) has now received a report on the Proposed Arrangement from a Special Advisory Committee of independent directors consisting of Messrs. Barry Cooper (Chair), Glenn Fox and Jason Schwandt. After careful consideration of the many issues associated with the Proposed Arrangement, the Special Advisory Committee recommended that Central Fund reject the Proposed Arrangement and take appropriate steps to oppose the Application. In reaching its recommendation, the Special Advisory Committee retained and considered the advice of independent legal counsel, Gowling WLG (Canada) LLP, and an independent financial advisor, PricewaterhouseCoopers LLP. The Board unanimously accepted the report and recommendations of the Special Advisory Committee. Accordingly, Central Fund will defend itself through the court system in Alberta using all means applicable to its defense in order to maintain the Corporation and its business in its current form.

In an Affidavit filed with the Court, the Chairman, President and CEO of Central Fund, Stefan Spicer stated:

The current Arrangement Application is the latest in a series of attempts by SAM to take over the administration of CFCL's assets. This latest attempt is particularly egregious because it seeks to do so with the sanction of the Alberta Courts in a manner that would expropriate property and effectively destroy the entire business purpose of a company that has been carrying on business for 56 years. The Arrangement would result in no compensation being paid to the Corporation, or to its creditors, and offers no material enhancement in value to its shareholders (other than perhaps creating a short-term arbitrage opportunity for some investors in CFCL with short term profit goals, such as hedge-funds). The ultimate goal of the Arrangement is to enrich a direct competitor of CFCL.

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In further commenting on the Application, Mr. Spicer said “It is unfortunate that Sprott has continued to attack the Corporation with their ongoing litigation, but even with all of the considerable and unforeseen costs they have caused it to pay, Central Fund’s Class A shares remain the most cost effective way that we know of for an investor to hold a publicly traded security that is backed almost 100% by physical gold and silver bullion held in underground Class 3 vaults in Canada on an unencumbered, allocated and physically segregated basis. Central Fund’s shares are currently trading at approximately a 7.8 % discount to the gold and silver bullion backing them, allowing investors to effectively purchase gold and silver bullion at under spot prices at this time.”

About the Corporation

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At June 12, 2017, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com	Website: www.centralfund.com

Telephone: Head office: 403-228-5861	Administrator’s Investor Enquiries Office: 905-648-7878